Consolidated Financial Statements

December 31, 2005 and 2004

(This document has been prepared in conjunction with the filing of a Form 40F Registration Statement.)

•	Ernst & Young LLP	•	Phone: (604) 891-8200
	Chartered Accountants		Fax: (604) 643-5422

Pacific Centre
700 West Georgia Street
P.O. Box 10101
Vancouver, BC V7Y 1C7

Auditors’ Report

To the Directors of Augusta Resource Corporation

We have audited the consolidated balance sheet of Augusta Resource Corporation as at December 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at and for the year ended December 31, 2004 and for the year ended December 31, 2003 were audited by other auditors, who expressed an opinion without reservation in their report dated April 19, 2005.

ERNST & YOUNG LLP

Vancouver, Canada
March 27, 2006	Chartered Accountants

(except as to Note 17 which
is as of June 26, 2006)

Augusta Resource Corporation	2

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Augusta Resources Corporation.

We have audited the consolidated balance sheet of Augusta Resource Corporation (an exploration stage company) as at December 31, 2004 and the consolidated statements of operations and deficit and of cash flows for each of the years in the two year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
April 19, 2005

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the consolidated financial statements.

Our report to the shareholders dated April 19, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such changes in accounting principles or to such events and conditions in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
April 19, 2005

Augusta Resource Corporation	3

AUGUSTA RESOURCE CORPORATION
AN EXPLORATION STAGE COMPANY
CONSOLIDATED BALANCE SHEETS
(CDN$) At December 31, 2005 and 2004

		December 31	December 31
	Notes	2005	2004
ASSETS

CURRENT
Cash and cash equivalents		$2,252,044	$989,799
Accounts receivable, net of $nil provision for doubtful accounts	10	28,470	32,979
Prepaid expenses	10	48,334	37,567
Deferred debt issuance costs	7	272,796	-
		2,601,644	1,060,345

OFFICE EQUIPMENT	4	9,042	-

MINING ASSETS	5
Mining properties		15,161,604	285,064
Deferred exploration expenses		3,035,560	19,785
		18,197,164	304,849
		$20,807,850	$1,365,194

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	10	$813,931	$534,183
Current portion of convertible debenture	7	2,204,032	-
Current portion of notes and advances	6	1,136,895	23,288
		4,154,858	557,471

LONG-TERM
Future income taxes	12	2,200,000	-
Notes and advances	6	1,492,267	32,997
		7,847,125	590,468

Commitments	13

SHAREHOLDERS' EQUITY

Share capital	8
Authorized: Unlimited
Issued: 39,514,593 shares (2004 - 19,764,555)		18,437,248	4,611,331
Contributed surplus	8	6,226,110	104,500
Subscriptions received		-	1,050,000
Deficit, acculmulated during the exploration stage		(11,702,633)	(4,991,105)
		12,960,725	774,726
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY		$20,807,850	$1,365,194

On Behalf of the Board of Directors

/s/ Richard W. Warke	/s/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	4

AUGUSTA RESOURCE CORPORATION
AN EXPLORATION STAGE COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(CDN$) For the Years Ended December 31, 2005, 2004 and 2003

	Cumulative from
	dormancy (1985) to	Years Ended December 31
	December 31, 2005	2005	2004	2003
EXPENSES
Accounting and audit	$106,962	$20,000	$7,000	$3,000
Accretion expense	299,125	-	-	-
Administration (note 10)	515,714	30,000	30,000	30,000
Amortization	1,594	1,594	-	-
Consulting and communication	74,743	53,379	-	2,631
Debt issuance costs (note 7)	325,628	325,628	-	-
Filing and regulatory	248,336	109,800	23,184	25,551
Fiscal and advisory services	72,747	33,497	-	20,000
Foreign exchange gain	(183,265)	(180,699)	(4,816)	(10,764)
Legal fees	203,612	16,921	48,243	1,202
Office and sundry	316,625	255,049	2,562	1,487
Investor relations	83,474	69,308	-	617
Recruitment fees	45,174	45,174	-	-
Salaries and benefits	1,245,520	599,374	180,981	178,912
Stock based compensation (note 9)	1,088,544	1,039,794	41,250	-
Travel	159,877	75,245	-	8,651
Write-off of mining assets (note 5)	3,075,861	251,501	509,154	-

Loss from operations	(7,680,271)	(2,745,565)	(837,558)	(261,287)

Reorganization costs	(1,500)	-	-	-
Interest and other income	57,433	57,433	-
Interest and finance charges	(2,413,776)	(2,268,552)	(28,499)	(37,646)
Gain on sale of marketable securities	2,008	-	-	-
Sale of property option	32,685	-	-	-
Gain on sale of mineral property	17,548	-	-	-
Gain from debt settlement	18,625	8,847	-	-
Gain from waiver of debt	255,578	-	-	-
Gain from write-off of debt	13,898	-	-	-
Ontario mineral grant received	25,000	-	-	-
Write-off of accounts receivable	(60,352)	-	-	-
Loss on repayment of debenture (note 7)	(390,000)	(390,000)	-	-

LOSS FOR THE PERIOD	$(10,123,124)	$(5,337,837)	$(866,057)	$(298,933)

Deficit, beginning of the period	-	(4,991,105)	(4,012,048)	(3,679,140)
Change in accounting policy (note 2)	(32,500)	-	(32,500)	-
Restated deficit, beginning of period	(32,500)	(4,991,105)	(4,044,548)	(3,679,140)
Dividends Declared	(1)	-	-	-
Unredeemed class "B" shares	5,328	-	-	-
Share issue expenses	(1,552,336)	(1,373,691)	(80,500)	(33,975)

DEFICIT, END OF PERIOD	$(11,702,633)	$(11,702,633)	$(4,991,105)	$(4,012,048)

BASIC AND DILUTED LOSS PER SHARE		$(0.17)	$(0.06)	$(0.04)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING		32,282,246	13,973,134	7,286,203

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	5

AUGUSTA RESOURCE CORPORATION
AN EXPLORATION STAGE COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
(CDN$) For the Years Ended December 31, 2005, 2004 and 2003

	Cumulative from
	dormancy (1985) to	Years Ended December 31
	December 31, 2005	2005	2004	2003
NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING:

OPERATING
Net loss for the period	$(10,123,124)	$(5,337,837)	$(866,057)	$(298,933)
Items not affecting cash:
Accretion expense	299,125	-	-	-
Accrued interest on debt	44,088	-	-	-
Add back -write off of mining property	3,075,861	251,501	509,154	-
Add back -write off of accounts receivable	60,352	-	-	-
Amortization	1,594	1,594	-	-
Discount interest on debt	1,972,663	1,972,663	-	-
Debt issuance costs	325,628	325,628	-	-
Deferred Rent	(3,069)	(3,069)	-	-
Fisacal and advisory services	19,250	-	-	-
Gain on sale of mineral property	(17,548)	-	-	-
Gain on sale of marketable securtities	(2,008)	-	-	-
Gain from debt settlement	(18,625)	(8,847)	-	-
Gain from waiver of debt	(255,578)	-	-	-
Gain from write-off of debt	(13,898)	-	-	-
Loss on repayment of debt	390,000	390,000	-	-
Provision for loss on marketable securities	5,148	-	-	-
Reorganization costs	1,500	-	-	-
Stock based compensation	1,088,544	1,039,794	41,250	-
Unrealized foreign exchange	(165,960)	(165,960)	-	-
Net changes in non-cash
working capital items (See note 15(a)):	537,467	(132,898)	(102,479)	223,850
	(2,778,590)	(1,667,431)	(418,132)	(75,083)

FINANCING
Advances from related company	48,627	-	-	-
Receipt of loans	17,023	-	-	-
Shareholder advances - receipts	121,734	-	-	-
Shareholder advances- repayments	(116,557)	-	-	-
Issuance of Class B shares	65,500	-	-	-
Redemption og Class B Shares	(272)	-	-	-
Flow through financing	49,500	-	-	-
Issuance of common shares	13,709,216	11,219,916	530,000	376,550
Issuance of convertible debt security	6,000,000	6,000,000	-	-
Repayment of convertible debt security	(1,350,000)	(1,350,000)	-	-
Exercise of stock options	52,000	-	-	-
Subscriptions for common shares	1,700,000	-	1,050,000	-
Receipt (repayment) of notes payable	(18,530)	(19,174)	644	(100,000)
Share issue expenses	(1,349,396)	(1,221,777)	(80,500)	(33,975)
	18,928,845	14,628,965	1,500,144	242,575

INVESTING
Disposition (Acquisition) of subsidiary	(624,097)	(624,100)	-	-
Refundable deposit recovered	100,000	-	-	-
Marketable securities - acquisition	(132,538)	(89,596)	-	-
Marketable securities - disposition	129,398	89,596	-	-
Proceeds from the sale of property	128,548	-	-	-
Investment in fixed assets	(10,636)	(10,636)	-	-
Investment in mining properties	(9,582,782)	(8,466,846)	(37,157)	-
Deferred exploration expenses	(3,906,104)	(2,597,707)	(57,591)	(165,600)
	(13,898,211)	(11,699,289)	(94,748)	(165,600)

NET CASH INFLOW	2,252,044	1,262,245	987,264	1,892
CASH, BEGINNING OF PERIOD	-	989,799	2,535	643
CASH, END OF PERIOD	$2,252,044	$2,252,044	$989,799	$2,535

Refer to Notes 15 (b) for supplementary information and Notes 6, 7 and 9 for non-cash operating, financing and investing activities

Augusta Resource Corporation	6

AUGUSTA RESOURCE CORPORATION
AN EXPLORATION STAGE COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(CDN$) For the Years Ended December 31

								Deficit
	Common Shares without		Class "B" Shares				Equity	Accumulated	Total
From dormancy in 1985 to	Par Value		Par Value of $1.00		Subscriptions	Contributed	Component	During the	Shareholders'
December 31, 2005	Shares	Amount	Shares	Amount	Received	Surplus	of debenture	Exploration stage	Equity (Deficiency)

Opening balance of common shares
December 31, 1985	40,000	$40,000		$-	$-	$-	$-	$-	$40,000
Loss for the period	-	-	-	-	-	-	-	(2,500)	(2,500)
Balance, December 31, 1986	40,000	40,000	-	-	-	-	-	(2,500)	37,500
									-
Loss for the period	-	-	-	-	-	-	-	(4,000)	(4,000)
Balance, December 31, 1987	40,000	40,000	-	-	-	-	-	(6,500)	33,500
								-
Conversion to Class "B" Shares	(40,000)	(40,000)	40,000	40,000	-	-	-	-	-
Issued shares for purchase of subsidiary	-	-	65,500	65,500	-	-	-	-	65,500
Redemption and conversion 25:1	2,497,500	99,900	(99,900)	(99,900)	-	-	-	-	-
Redemption for cash	-	-	(272)	(272)	-	-	-	-	(272)
Issued shares under flow through financing	33,000	49,500	-	-	-	-	-	-	49,500
Loss for the period	-	-	-	-	-	-	-	(41,679)	(41,679)
Balance, December 31, 1988	2,530,500	149,400	5,328	5,328	-	-	-	(48,179)	106,549
									-
Loss for the period	-	-	-	-	-	-	-	(195,066)	(195,066)
Balance, December 31, 1989	2,530,500	149,400	5,328	5,328	-	-	-	(243,245)	(88,517)
									-
Income for the period	-	-	-	-	-	-	-	3,810	3,810
Balance, December 31, 1990	2,530,500	149,400	5,328	5,328	-	-	-	(239,435)	(84,707)
									-
Issued shares for cash	750,000	150,000	-	-	-	-	-	-	150,000
Forward split 2:1	3,280,500	-	-	-	-	-	-	-	-
Loss for the period	-	-	-	-	-	-	-	(42,959)	(42,959)
Balance, December 31, 1991	6,561,000	299,400	5,328	5,328	-	-	-	(282,394)	22,334
									-
Exercise of share purchase warrants	1,400,000	140,000	-	-	-	-	-	-	140,000
Loss for the period	-	-	-	-	-	-	-	(57,183)	(57,183)
Balance, December 31, 1992	7,961,000	439,400	5,328	5,328	-	-	-	(339,577)	105,151
									-
Income for the period	-	-	-	-	-	-	-	(30,165)	(30,165)
Balance, December 31, 1993	7,961,000	439,400	5,328	5,328	-	-	-	(369,742)	74,986
									-
Exercise of share purchase warrants	100,000	10,000	-	-	-	-	-	-	10,000
Loss for the period	-	-	-	-	-	-	-	(80,111)	(80,111)
Balance, December 31, 1994	8,061,000	449,400	5,328	5,328	-	-	-	(449,853)	4,875
									-
Income for the period	-	-	-	-	-	-	-	(671)	(671)
Balance, December 31, 1995	8,061,000	449,400	5,328	5,328	-	-	-	(450,524)	4,204
									-
Unredeemed Class "B" Shares	-	-	(5,328)	(5,328)	-	-	-	5,328	-
Income for the period	-	-	-	-	-	-	-	(15,379)	(15,379)
Balance, December 31, 1996	8,061,000	449,400	-	-	-	-	-	(460,575)	(11,175)
									-
Exercise of options	25,000	5,000	-	-	-	-	-	-	5,000
Loss for the period	-	-	-	-	-	-	-	(45,405)	(45,405)
Balance, December 31, 1997	8,086,000	454,400	-	-	-	-	-	(505,980)	(51,580)
									-
Issued shares for cash	310,000	201,500	-	-	-	-	-	-	201,500
Dividends declared	-	-	-	-	-	-	-	(1)	(1)
Loss for the period	-	-	-	-	-	-	-	(804,218)	(804,218)
Balance, December 31, 1998	8,396,000	655,900	-	-	-	-	-	(1,310,199)	(654,299)
									-
Issued shares for cash	785,000	510,250	-	-	-	-	-	-	510,250
Exercise of options	260,000	52,000	-	-	-	-	-	-	52,000
Issued shares for brokered commission	78,500	51,025	-	-	-	-	-	(51,025)	-
Conversion of debenture and interest	829,543	649,172	-	-	-	-	-	-	649,172
Share issue expense	-	-	-	-	-	-	-	(625)	(625)
Shares subscriptions received	-	-	-	-	550,000	-	-	-	550,000
Equity component of convertible debenture	-	-	-	-	-	-	186,176	-	186,176
Loss for the period	-	-	-	-	-	-	-	(1,503,191)	(1,503,191)
Balance, December 31, 1999	10,349,043	1,918,347	-	-	550,000	-	186,176	(2,865,040)	(210,517)

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	7

AUGUSTA RESOURCE CORPORATION
AN EXPLORATION STAGE COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) (continued)
(CDN$) For the Years Ended December 31

								Deficit
	Common Shares without		Class "B" Shares				Equity	Accumulated	Total
From dormancy in 1985 to	Par Value		Par Value of $1.00		Subscriptions	Contributed	Component	During the	Shareholders'
December 31, 2005	Shares	Amount	Shares	Amount	Received	Surplus	of debenture	Exploration stage	Equity (Deficiency)

Balance, December 31, 1999	10,349,043	1,918,347	-	-	550,000	-	186,176	(2,865,040)	(210,517)
									-
Issued shares for cash	1,256,000	596,000	-	-	(550,000)	-	-	-	46,000
Conversion of debenture and interest	1,593,394	433,361	-	-	-	-	(186,176)	-	247,185
Loss for the period	-	-	-	-	-	-	-	(239,444)	(239,444)
Balance, December 31, 2000	13,198,437	2,947,708	-	-	-	-	-	(3,104,484)	(156,776)
									-
Shares subscriptions received	-	-	-	-	100,000	-	-	-	100,000
Loss for the period	-	-	-	-	-	-	-	(41,259)	(41,259)
Balance, December 31, 2001	13,198,437	2,947,708	-	-	100,000	-	-	(3,145,743)	(98,035)
									-
Issued shares for debt settlement	903,720	107,072	-	-	-	-	-	-	107,072
Issued shares for cash	3,875,000	607,500	-	-	(100,000)	-	-	-	507,500
Issued shares for finder's fees	50,000	12,500	-	-	-	19,250	-	(12,500)	19,250
Issued shares as loan bonus	40,000	10,000	-	-	-	4,000	-	-	14,000
Fair value of issued stock options	-	-	-	-	-	7,500	-	-	7,500
Share issue expense	-	-	-	-	-	-	-	(20)	(20)
Loss for the period	-	-	-	-	-	-	-	(520,877)	(520,877)
Balance, December 31, 2002	18,067,157	3,684,780	-	-	-	30,750	-	(3,679,140)	36,390
									-
Three-for-one consolidation	(12,044,771)	-	-	-	-	-	-	-	-
Issued shares for property acquisition	91,669	20,001	-	-	-	-	-	-	20,001
Issued shares for cash	2,815,000	346,500	-	-	-	-	-	-	346,500
Issued shares for finder's fees	235,500	30,050	-	-	-	-	-	(30,050)	-
Share issue expense	-	-	-	-	-	-	-	(3,925)	(3,925)
Loss for the period	-	-	-	-	-	-	-	(298,933)	(298,933)
Balance, December 31, 2003	9,164,555	4,081,331	-	-	-	30,750	-	(4,012,048)	100,033
									-
Issued shares for cash	10,460,000	523,000	-	-	-	-	-	-	523,000
Issued shares for finder's fees	140,000	7,000	-	-	-	-	-	(7,000)	-
Shares subscriptions received	-	-	-	-	1,050,000	-	-	-	1,050,000
Stock-based compensation expense	-	-	-	-	-	41,250	-	-	41,250
Share issue expense	-	-	-	-	-	-	-	(73,500)	(73,500)
Change in accounting policy (see note 2)	-	-	-	-	-	32,500	-	(32,500)	-
Loss for the period	-	-	-	-	-	-	-	(866,057)	(866,057)
Balance, December 31, 2004	19,764,555	4,611,331	-	-	1,050,000	104,500	-	(4,991,105)	774,726
Issued for convertible debenture issuer bonus	363,363	1,019,233	-	-	-	-	-	-	1,019,233
Issued for property acqusition	4,100,000	885,000	-	-	-	-	-	-	885,000
Issued shares for cash	8,998,500	8,370,551	-	-	(1,050,000)	-	-	-	7,320,551
Issued for fractional rounding	9	-	-	-	-	-	-	-	-
Exercise of options	445,833	51,250	-	-	-	-	-	-	51,250
Exercise of warrants	4,342,333	1,125,916	-	-	-	-	-	-	1,125,916
Issued for convertible debenture repayment	1,500,000	2,040,000	-	-	-	-	-	-	2,040,000
Stock-based compensation expense		-	-	-	-	1,039,794	-	-	1,039,794
Share and debt issue expense		-	-	-	-		-	(1,373,691)	(1,373,691)
Fair value of warrants issued on private placements		-	-	-	-	2,722,199	-	-	2,722,199
Fair value of warrants issued on debt issuance		-	-	-	-	247,769	-	-	247,769
Fair value of equity component
of convertible debenture		-	-	-	-	1,478,083			1,478,083
Fair value of warrants issued on share issuance		-	-	-	-	213,631	-	-	213,631
Fair value of warrants transferred on exercise		309,344	-	-	-	(309,344)	-	-	-
Fair value of options transferred on exercise		24,623	-	-	-	(24,623)	-	-	-
Fair value of warrants issued on inducement		-	-	-	-	288,938	-	-	288,938
Fair value of warrants issued on acquisition		-	-	-	-	465,163	-	-	465,163
Loss for the period		-	-	-	-	-	-	(5,337,837)	(5,337,837)
Balance, December 31, 2005	39,514,593	$18,437,248	$-	$-	$-	$6,226,110	$-	$(11,702,633)	$12,960,725

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1.	NATURE OF BUSINESS

Augusta Resource Corporation (the “Company”) was continued under the Canada Business Corporations Act. The Company has interests in mining assets at the exploration stage, the economic viability of which has not been assessed. The realization of the Company’s investment in mineral properties is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the properties, future profitable operations, or, alternatively, upon disposal of the investment on an advantageous basis. The Company is considered to be an exploration stage enterprise as it has yet to generate significant revenue from operations.

2.	CHANGE IN ACCOUNTING POLICY

Stock based compensation

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“CICA 3870), which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied retroactively without restatement of prior periods. As a result the deficit and contributed surplus at January 1, 2004 were both increased by $32,500.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a) Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 17 describes the material differences resulting from the application of US GAAP.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the following:

The Company’s wholly owned subsidiary DHI Minerals Ltd., a British Columbia corporation, and it’s wholly owned subsidiary, DHI Minerals (U.S.) Ltd. a Nevada corporation, which holds the Mount Hamilton Property. The Company’s wholly owned subsidiary, Augusta Resource (Arizona) Corporation, an Arizona corporation, holds the Rosemont Property.

The inter-company transactions and balances have been eliminated on consolidation.

(c) Cash and cash equivalents

Cash consists of deposits in banks and guaranteed investment certificates with a maturity of three months or less.

Augusta Resource Corporation	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(d)	Office equipment

Office equipment is stated at cost, net of accumulated amortization.

Amortization is calculated using the declining balance method, based on the estimated useful lives of the assets as follows:

Computer hardware	30% declining balance

(e)	Mining assets

Mining assets are comprised of undivided interests in properties and deferred exploration expenses on properties in the exploration stage. They are recorded at acquisition cost or at the attributed value in the case of a devaluation caused by a permanent impairment. Mining properties, related deferred exploration expenses and options to acquire undivided interests in mining properties are amortized only as these properties are put into production or written off if they are abandoned.

During the normal course of its business, the Company enters into agreements to acquire undivided interests in mining properties, which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules, issuance of shares and payments subject to feasibility studies. In addition, royalties will be paid on commercial operations of certain mining properties.

The Company is in the process of exploring and developing its various properties. The Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures regularly, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable, with a view to assessing whether there has been any impairment in value. In the event that the estimated undiscounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of any property, the carrying value will be written down to the estimated fair value.

(f)	Share issue expenses

Share issue expenses are recorded as an increase in the deficit in the year in which they are incurred.

(g)	Loss per share

Basic net loss per share is computed using the weighted average number of common share equivalents outstanding during the year. The Company uses the treasury stock method for the calculation of diluted loss per share.

Augusta Resource Corporation	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(h)	Foreign currencies

The Company’s functional and reporting currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operations. The effect of fluctuations in exchange rates between the dates of transactions and of settlements are reflected in the statement of operations.

The consolidated financial statements of DHI Minerals (U.S.) Ltd. and Augusta Resource (Arizona) Corporation are translated into Canadian dollars using the temporal method for integrated operations, as follows:

monetary assets and liabilities using the exchange rate in effect at the balance sheet date;

non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair market value, in which case the item will be translated at the exchange rate in effect at the balance sheet date;

revenue and expense items at approximate exchange rates prevailing at the time the transactions occurred;

depreciation or amortization of assets translated at historical exchange rates should be translated at the same exchange rates as the assets to which they relate;

translation gains and losses on monetary items carried at market are included in the current year statement of operations.

	(i)	Stock-based compensation plans

Effective January 1, 2004, the Company adopted the revised CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments. The revised standard requires that the fair value of stock options granted after January 1, 2002 be expensed in the statement of operations. Previously the Company did not record stock options issued to employees as compensation expense and disclosed pro-forma information on the fair value of stock compensation issued during the year in the notes to the financial statements.

	(j)	Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Augusta Resource Corporation	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(k)	Debt financing costs

Costs incurred during the process of obtaining debt financing are capitalized and amortized over the life of the related debt instrument.

	(l)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian GAAP which require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts expensed during the reporting year. Actual results may differ from those estimates.

	(m)	Recent Accounting Pronouncements in Canada

In March 2006, the CICA issued for comment a draft abstract, EIC 160 – Accounting for Deferred Stripping Costs in the Mining Industry. If adopted, the EIC would require the stripping costs to be accounted for as variable productions costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalised. Betterments occur when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalised stripping costs would be amortised on a units-of- production basis over the proven and probable reserves to which they relate. As at December 31, 2005, the Company’s financial statements do not include any deferred stripping costs.

Commencing with the Company’s 2006 fiscal year, the amended recommendations of the CICA for the measurement of non-monetary transactions (CICA Handbook Section 3831) will apply to the Company. The amended recommendations will result in non- monetary transactions normally being measured at their fair values, unless certain criteria are met.

Commencing with the Company’s 2007 fiscal year, the Company will adopt the new CICA Handbook Section 1530 – Accounting for comprehensive income. The concept of other comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising primarily from unrealized changes in the values of financial instruments or assets. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as proposed by the new Canadian Standard.

Commencing in the 2007 fiscal year, the Company will also adopt the new CICA Handbook Sections of Equity, Section 3251, Financial Instruments — Recognition and Measurement, Section 3855, and Hedges, Section 3865. The Company is currently assessing whether the adoption of these sections will have any material affect on the Company’s financial statements.

Augusta Resource Corporation	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

4.	OFFICE EQUIPMENT

	December 31, 2005			December 31, 2004
		Accumulated
	Cost	Amortization	Net Book Value	Net Book Value

Computer hardware	$10,636	$1,594	$9,042	$-

5.	MINING ASSETS

	Mining Properties Cost		Deferred Exploration Expenses
Mining assets:	2005	2004	2005	2004
Rosemont property	$8,315,611	$-	$2,831,281	$-
Mt. Hamilton property	6,574,757	37,157	142,543	16,191
Lone Mountain property	271,236	-	48,947	-
Shell property	-	-	12,789	-
Coronation Diamond District properties	-	247,907	-	3,594
	$15,161,604	$285,064	$3,035,560	$19,785

Mining properties:	2005	2004
Balance, beginning of year	$285,064	$544,706
Acquisition costs	12,924,447	37,157
Acquisition tax gross-up	2,200,000	-
Write-offs	(247,907)	(296,799)
Balance, end of year	$15,161,604	$285,064

Deferred exploration expenses:
Balance, beginning of year	$19,785	$174,549
Geologists, consultants and professional services	3,019,369	57,591
Write-offs	(3,594)	(212,355)
Balance, end of year	$3,035,560	$19,785

Augusta Resource Corporation	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

5.	MINING ASSETS (continued)

Property in Pima County, Arizona

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont Ranch copper deposits in Pima County, Arizona.

The Company has the right to purchase a 100% working interest in the property (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 14,880 acres (6,026 hectares)) subject to a 3% Net Smelter Royalty (“NSR”), for cash payments of US $20,800,000 payable over a three year period. The Company is not obligated to make the payments, but, if it failed to make the payments, it would surrender any claims to the property. In July, 2005 the Company has made the first payment of $8,315,611 (US $6,666,666) and in March 2006 paid the entire obligation. (See note 16).

Properties in White Pine County, Nevada

Mount Hamilton Gold Project

On December 2, 2004, the Company announced the signing of a heads of agreement to acquire a 100% interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada. The Company purchased the Mount Hamilton Gold Project by purchasing, effective May 6, 2005, 100% of the shares of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Ltd., holder of the property. The terms of the acquisition include the payment of $3,000,000 USD payable in cash over two years (net present value of $3,103,438, based on an annual discount rate of 15%), 3,750,000 common shares at $0.16 USD ($0.19 CDN) per share with a fair market value at the date of the transaction of $720,000 and 3,750,000 warrants to purchase common shares with an exercise price of $0.16 USD per share for a period of two years with a fair market value at the date of the transaction of $465,163. The share price used to determine the purchase price for accounting purposes was based on the average closing market prices of the Company’s common stock for the 5 trading days before the acquisition was announced on December 2, 2004. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 122% on the underlying shares, a risk free interest rate of 3.83%, a four year term to expiry and no annual dividends. Under the terms of the acquisition the Company assumed the underlying Net Smelter Royalty (“NSR”) and minimum advance royalty payments to Centennial Minerals Company, LLC, payable prior to commercial production of $100,000 USD per annum commencing on November 19, 2005 and continuing until November 19, 2010 when the annual payment amount increases to $300,000 USD per annum. Upon commencement of commercial production, a base rate of 3% NSR is payable, subject to an increase whenever the price of gold is greater than $400 USD per ounce. The NSR shall increase by one half of one percent for each $50 USD increment to a maximum of 8% NSR. The Company has the option to purchase up to one and one half percentage points of the NSR for $2,000,000 USD.

With the completion of the definitive agreement, effective May 6, 2005, the Company acquired 100% of the outstanding common shares of DHI Minerals Ltd. The entire purchase consideration was allocated to the mining property acquired, including a deferred taxation provision of $2,200,000.

Augusta Resource Corporation	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

5.	MINING ASSETS (continued)

Properties in White Pine County, Nevada (continued)

Mount Hamilton Gold Project (continued)

Purchase price:
$3,000,000 USD (cash)	$3,103,438
3,750,000 common shares at $0.16 USD ($0.19 CDN)	720,000
3,750,000 warrants for common shares at $0.16 USD	465,163
300,000 common shares issued for a finder's fee	49,000
Total consideration paid	4,337,601
Professional fees	37,156
Future income tax liability (acquisition gross-up)	2,200,000
Total property value	$6,574,757

The purchase price has been allocated based on the fair value of the consideration provided which equates the fair value of the asset acquired based on management’s best estimates and takes into account all available information at the time these consolidated financial statements were prepared. The process has been conducted in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combinations” (Emerging Issue Committee Abstract 152).

The future income tax liability of $2,200,000 relates to the tax effected difference between the tax bases of the assets acquired and the accounting allocation value.

Shell Deposit

On January 26, 2005, the Company announced the signing of agreements to acquire the Shell Deposit in White Pine County, Nevada. Formal agreements were entered into effective March 20, 2006. The Shell Deposit, located nearby the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 0.5% - 4.5%, for cash payment of $120,000 US, and annual advance royalty payments commencing at $80,000 US on first anniversary increasing by $20,000 US per year until production commences.

Property in Grant County, New Mexico

On March 1, 2005, the Company announced the signing of an agreement to acquire the Lone Mountain project in New Mexico.

Augusta Resource Corporation	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

5.	MINING ASSETS (continued)

Property in Grant County, New Mexico (continued)

The Company can acquire a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 2.0% - 3.0%, minimum exploration commitments of $4,850,000 USD, $500,000 USD to be completed in a reasonable time frame when the surface access is agreed, and payments of US$1,000,000 cash and 325,000 common shares over a 3 year period. In addition, until the property is in commercial production, the Company will make payment of US$400,000 cash and 100,000 common shares on the fourth and each subsequent anniversary. The Company has the option to purchase half of the NSR for $2,000,000 USD. The agreement is effective on May 11, 2005. The Company has paid $100,000 USD and issued 50,000 common shares (FMV - $120,000) to date. The shares are valued at $2.40 per share, which is the fair value at the time the agreement was entered into.

Properties in the Coronation Diamond District, Nunavut, Canada

The Company has four separate option agreements with 4763 NWT Ltd. (“NWT”) to acquire working interests (“WI”) of 10% and 20% for 4 properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 487,300 acres in the region.

The property agreements for the 4 properties require the Company to pay NWT cash amounts totaling $231,573. The terms of these agreements also require the Company to issue common shares to NWT totalling 116,670 common shares, of which 58,335 shares are to be issued within 10 days of the Approval Date and 58,335 shares by the first anniversary date of the initial share issuance. The Company issued 58,335 shares at fair market value at the date of the transaction of $0.28 for a total value of $16,334 to NWT on April 29, 2003.

For the four properties comprising 487,300 acres, in which the Company can earn a 10% or 20% WI, NWT has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies (“Primary Optionees”), with the balance of the 5% and 10% WI, respectively, to be retained by NWT. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for NWT’s work expenditures relative to NWT’s 5% and 10% WI in these properties for an amount up to the work expenditures to be completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

As at December 31, 2005, the Company had paid $469,705 to NWT in acquiring working interests in six properties in the Coronation Diamond District, incurred $215,949 in relation to deferred exploration expenditures related to these properties, issued 33,334 shares at a fair market value at the date of the transaction of $0.11 per share and 58,335 shares at $0.28 per share, and accrued an amount of $55,000 to NWT included in accounts payable, which was agreed to be settled by the issuance of shares of the Company. The issuance would be subject to regulatory approval. In 2004 the company had written off $296,799 in Mining Properties and $212,355 in Deferred Exploration Expenses. As the Company is no longer actively developing these

Augusta Resource Corporation	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

5.	MINING ASSETS (continued)

Properties in the Coronation Diamond District, Nunavut, Canada (continued)

properties, effective December 31, 2005, it has written off the remaining costs, $247,907 in Mining Properties and $3,594 in Deferred Exploration Expenses.

6.	LONG TERM NOTES AND ADVANCES

	December 31	December 31
	2005	2004

Notes and advances	$44,692	$56,285
Long term notes to Diamond Hill Investments Ltd.	2,584,470	-
	2,629,162	56,285
Less: Current portion	(1,136,895)	(23,288)
Total long term notes and advances	$1,492,267	$32,997

The purchase of the Mount Hamilton Gold project from Diamond Hill Investments Ltd. included cash consideration of $3,000,000 USD ($3,103,438 CDN). The initial installment payment of $500,000 USD ($620,100 CDN) was accrued in April 2005 and paid. The remaining $2,500,000 USD ($2,483,338 CDN – FV at April 20, 2005) is non-interest bearing and has been discounted using a borrowing rate of 15.00% .

	Amount	Discounted	Discounted
	USD$	USD$	CDN$
April 30, 2006 (current portion of long term note)	$1,000,000	$957,530	$1,113,608
April 30, 2007	1,500,000	1,264,714	1,470,862
Total long term notes	$2,500,000	$2,222,244	$2,584,470

Notes and advances do not provide for specific terms of repayment and are unsecured.

Augusta Resource Corporation	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

7.	CONVERTIBLE DEBENTURE

On June 1, 2005, in connection with the Rosemont acquisition, the Company issued a convertible debenture for $6,000,000. The debenture has a one-year term, with half due within six-months, and is convertible at the option of the lender into 2,181,818 common shares of the Company at a price of $2.75 per share. The convertible debenture bears an interest rate of 9% annually and the Company has the option to repay the convertible debenture on the specified repayment dates in cash or stock. Any accrued interest owing under the convertible debenture may be converted into common shares at the discretion of the lender. The convertible debenture was issued with 363,363 common shares of the Company to the lender at a fair market value at the date of the transaction of $2.805 per common share (after a discount of 15% to reflect a hold period that expired on October 2, 2005.).

In accordance with CICA Handbook Section 3860, “Financial Instruments – Disclosure and Presentation” (“HB 3860”), and following the fair value allocation approach, the Company allocated the proceeds as follows:

Common shares	$1,019,233
Convertible debenture
Equity component	1,478,083
Debt component	3,502,684
$6,000,000

The difference between the debt allocation of $3,502,684 and the repayment amount of $6,000,000 is accrued over the term of the debenture. Through December 31, 2005 $1,701,348 of interest expense was accrued.

On November 17, 2005 the Company renegotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. As consideration, the Company agreed to issue 750,000 warrants with an exercise price of $1.44 expiring in one year, for which regulatory approval was received on March 15, 2006. The fair value of the warrants issued was $288,938 which was allocated to debt ($203,193) and equity ($85,745). The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 85% on the underlying shares, a risk free interest rate of 4.25%, a one year term to expiry and no annual dividends. The Company has the right to force conversion of the warrants if the Company’s shares trade over $2.00 for a period of 30 days.

On December 1, 2005, the Company retired $3,000,000 of the convertible debenture plus interest of $270,000 through payment of $1,620,000 in cash and the issuance of 1,500,000 common shares at a price of $1.10 per share. As the shares were issued at discount of 20% to the market value in accordance with the terms of the convertible debenture agreement, a loss on repayment of the convertible debenture of $390,000 occurred which was recorded in the statement of operations.

In connection with the issuance of the convertible debenture and common shares, the Company also paid a fee in the amount of 6% cash and 218,181 warrants to Northern Securities Inc. The fair value of the warrants of $247,769, which was allocated to debt ($144,643) and equity ($103,126), was calculated using the Black-Scholes option pricing model for warrant valuation,

Augusta Resource Corporation	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

7.	CONVERTIBLE DEBENTURE (continued)

assuming an average volatility of 72% on the underlying shares, a risk free interest rate of 3.17%, a one year term to expiry and no annual dividends. Each warrant is exercisable to acquire one common share at $2.75 per warrant for a period of one year expiring on June 14, 2006. The warrants had a hold period expiring on October 15, 2005.

Convertible debenture issued
June 1, 2005	$3,502,684
Accretion of discount interest	1,701,348
Partial repayment of debenture	(3,000,000)
Convertible debenture, December 31, 2005	$2,204,032

Debt issuance costs - incurred	$598,424
Debt issuance costs - amortized	(325,628)

Deferred debt issuance costs, December 31, 2005	$272,796

8.	SHARE CAPITAL

	(a)	Authorized: Unlimited number of common shares without par value.

Augusta Resource Corporation	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

8.	SHARE CAPITAL (continued)

	(b)	Issued:

Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2003	9,164,555	$4,081,331
Issued for finder's fees	140,000	7,000
Issued for cash	10,460,000	523,000
Common shares, Balance at December 31, 2004	19,764,555	4,611,331
Issued to convertible debenture holder	363,363	1,019,233
Issued for convertible debenture repayment	1,500,000	2,040,000
Issued for property acquisitions	4,100,000	885,000
Issued for cash	8,998,500	8,370,551
Issued for fractional rounding due to share consolidation	9	-
Issued for options exercised	445,833	75,873
Issued for warrants exercised	4,342,333	1,435,260
Common shares, Balance at December 31, 2005	39,514,593	$18,437,248

(c)	Private Placement

The proceeds from the following private placements were allocated to share capital and contributed surplus based on the relative fair value of the common shares and the warrants at the dates of issuance.

On June 30, 2005, the Company announced the closing of its brokered private placement of 2,000,000 units at $2.50 per unit for gross proceeds of $5,000,000. Each unit is comprised of one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $3.00 for a period of two years expiring on June 29, 2007. Finder’s fees of $350,000 cash and 200,000 broker’s warrants, fair value of the brokers warrants is $109,734, on the same terms as those issued under the private placement, were paid. The fair value of the warrants was calculated using the Black- Scholes option pricing model for warrant valuation, assuming an average volatility of 72% on the underlying shares, a risk free interest rate of 3.78%, a two year term to expiry and no annual dividends.

Augusta Resource Corporation	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

8.	SHARE CAPITAL (continued)

	(c)	Private Placement (continued)

On March 3, 2005, the Company closed a private placement for 3,500,000 units at $0.30 per unit for proceeds of $1,050,000. Each unit is comprised of one common share and one half of a non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to acquire one common share at a price of $0.45 for a period of one year expiring on March 3, 2006. A finder’s fee of $73,500 was paid for this placement.

On February 17, 2005, the Company announced a private placement of up to 2,000,000 units at $2.00 for total proceeds of $4,000,000. Each unit is comprised of one common share and one half-share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $2.50 for a period of one year. The private placement closed in April 2005 for a total of 1,544,250 units for proceeds of $3,088,500 with 772,125 warrants issued, expiring April 15, 2006. Finder’s fees of $186,795 cash and 60,030 broker’s warrants, fair value of the brokers warrants is $65,780, on the same terms as those issued under the private placement, were paid. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 176% on the underlying shares, a risk free interest rate of 3.78%, a one year term to expiry and no annual dividends.

On February 11, 2005, the Company announced a private placement of up to 2,000,000 units at $1.00 for total proceeds of $2,000,000. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $1.25 for a period of one year. The private placement closed in April 2005 for a total of 1,954,250 units for proceeds of $1,954,250 with 977,125 warrants issued, expiring April 15, 2006. Finder’s fees of $118,948 cash and 30,015 broker’s warrants, fair value of the brokers warrants is $38,117, on the same terms as those issued under the private placement, were paid. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 181% on the underlying shares, a risk free interest rate of 3.78%, a one year term to expiry and no annual dividends.

	(d)	Options

On December 31, 2005, certain directors and officers of the Company held 3,214,333 stock options, and certain employees of the Company held 12,500 stock options to purchase common shares of the Company. Vesting provisions range from immediate to up to 3 years, as is determined at the discretion of the Board of Directors.

Augusta Resource Corporation	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

8.	SHARE CAPITAL (continued)

	(d)	Options (continued)

The number of authorized but unissued Common Shares that may be issued upon the exercise of Options granted under the Company Stock Option Plan at any time plus the number of Common Shares reserved for issuance under outstanding incentive stock options otherwise granted by the Company shall not exceed 10% of the issued and outstanding Common Shares. The Option period is determined by the Board of Directors but may not exceed five years. Individual grants are limited to 5% of the issued and outstanding common shares, except in the case of consultants or those performing investor relation activities, whom are limited to 2% of the issued and outstanding Common Shares. The Board may set vesting limitations but is not required to under the Stock Option Plan. The Board must set the exercise price of the Options at least equal to the last share closing price for the Common Shares (market value) before the date of grant, less any applicable discount under the TSX Venture Exchange policy. All Stock Options Grants are evidenced through Stock Option Agreements and ceasing to be a Director, Officer, Employee or Consultant terminates the Stock Options within 90 days.

The following table summarizes the status of the Company’s stock option plans as at December 31, 2005:

	2005		2004
				Average
		Average	Number of	Exercise
	Number of Shares	Exercise Price	Shares	Price
Outstanding at beginning of year	1,096,000	$0.15	442,667	$0.35
Granted	2,910,000	$1.68	825,000	$0.10
Exercised	(445,833)	$0.12	-	$-
Expired	(16,667)	$0.45	(105,000)	$0.45
Cancelled	(316,666)	$0.15	(66,667)	$0.39
Outstanding at end of year	3,226,834	$1.35	1,096,000	$0.15

Options exercisable at December 31, 2005	810,584	$1.11	1,046,000	$0.15

Augusta Resource Corporation	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

8.	SHARE CAPITAL (continued)

	(d)	Options (continued)

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding and Exercisable
		Weighted		Number
	Number	Average	Weighted	Exercisable	Weighted
	Outstanding at	Remaining	Average	at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2005	Life	Prices	2005	Prices
$ 0.30	87,667	1.0 Years	$ 0.30	87,667	$ 0.30
$ 0.33	66,667	1.4 Years	$ 0.33	66,667	$ 0.33
$ 0.10	212,500	3.9 Years	$ 0.10	212,500	$ 0.10
$ 2.05	450,000	4.3 Years	$ 2.05	112,500	$ 2.05
$ 1.96	125,000	4.3 Years	$ 1.96	31,250	$ 1.96
$ 2.30	100,000	4.6 Years	$ 2.30	100,000	$ 2.30
$ 1.56	2,035,000	4.7 Years	$ 1.56	200,000	$ 1.56
$ 1.55	150,000	4.8 Years	$ 1.55	-	$ 1.55
	3,226,834	4.4 Years	$ 1.51	810,584	$ 1.11

(e)	Warrants The following table summarizes information about warrants outstanding at December 31, 2005. Each warrant is exercisable into one common share.

			Outstanding at				Outstanding at
Currency	Exercise Price	Expiry Dates	January 1, 2005	Issued	Exercised	Expired	December 31,2005
CDN	$ 0.45	March 3, 2006	-	1,750,000	1,065,000	-	685,000
CDN	$ 1.25	April 15, 2006	-	1,007,140	277,333	-	729,807
CDN	$ 2.50	April 15, 2006	-	832,155	-	-	832,155
CDN	$ 0.10	Sept. 6, 2006	7,660,000	-	200,000	-	7,460,000
CDN	$ 2.75	June 14, 2006	-	218,181	-	-	218,181
CDN	$ 0.10	November 7, 2006	2,800,000	-	2,800,000	-	-
USD	$ 0.16	May 6, 2007	-	3,750,000	-	-	3,750,000
CDN	$ 3.00	June 29, 2007	-	2,200,000	-	-	2,200,000
			10,460,000	9,757,476	4,342,333	-	15,875,143

The Company obtained approval on March 15, 2006 to issue 750,000 warrants with an exercise price of $1.44 in consideration of the debenture renegotiation (See Note 7).

Augusta Resource Corporation	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

8.	SHARE CAPITAL (continued)

	(f)	Contributed Surplus

On December 31, 2005 and 2004, the contributed surplus was as follows:

	2005	2004
Balance - Beginning of year	$104,500	$30,750
Stock-based compensation retroactive adjustment (note 2)	-	32,500
Stock-based compensation expense for the year	1,039,794	41,250
Fair value of warrants issued on private placements	2,722,199	-
Fair value of equity component of convertible debenture	1,478,083	-
Fair value of warrants issued on acquisition	465,163	-
Fair value of warrants issued on debt renegotiations	288,938	-
Fair value of warrants issued on debt issuance	247,769	-
Fair value of warrants issued on share issuance	213,631	-
Transfer to share capital upon exercise of options	(24,623)	-
Transfer to share capital upon exercise of warrants	(309,344)	-
Balance - End of year	$6,226,110	$104,500

9.

STOCK-BASED COMPENSATION PLANS

On January 1, 2004, the Company adopted the revised CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments as described in Note 2.

In March 2005, 450,000 stock options with an exercise price of $2.05 were issued to a certain director and officer of the Company resulting in a fair value at the date of grant of $490,069. The fair value of stock compensation issued to the employee was determined using the Black-Scholes valuation model assuming a volatility factor of 85%, a risk free interest rate of 3.78% and an expected life of three years. The fair value is amortized into stock-based compensation expense on a straight line bases over the vesting period of 112,500 immediately and 112,500 every six months. For the period ended December 31, 2005 $306,293 was recognized.

In April 2005, 125,000 stock options with an exercise price of $1.96 were issued to an officer of the Company resulting in a fair value at the date of grant of $128,647. The fair value of stock compensation issued to the employee was determined using the Black-Scholes valuation model assuming a volatility factor of 51%, a risk free interest rate of 3.42% and an expected life of four years. The fair value is amortized into stock-based compensation expense on a straight line bases over the vesting period of 62,500 every six months. For the period ended December 31, 2005 $42,883 was recognized.

Augusta Resource Corporation	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

9.	STOCK-BASED COMPENSATION PLANS (continued)

In June 2005, 100,000 stock options with an exercise price of $2.30 were issued to a certain director of the Company resulting in a fair value at the date of grant of $151,029. The fair value of stock compensation issued to the director was determined using the Black-Scholes valuation model assuming a volatility factor of 71%, a risk free interest rate of 3.17% and an expected life of four years. The entire fair value of $151,029 is recognized as stock-based compensation in the period ended December 31, 2005 as all options were immediately vested at the grant date.

In August 2005, 2,085,000 stock options with an exercise price of $1.56 were issued to directors, officers and employees of the Company resulting in a fair value at the date of grant of $2,625,003. The fair value of stock compensation issued to directors, officers and employees was determined using the Black-Scholes valuation model assuming a volatility factor of 78%, a risk free interest rate of 4.21% and an expected life of four years. The fair value is amortized into stock-based compensation expense on a straight line bases over the vesting period of 200,000 immediately and the balance over four years. For the period ended December 31, 2005 $512,122 was recognized.

In September 2005, 150,000 stock options with an exercise price of $1.55 were issued to a certain officer of the Company resulting in a fair value at the date of grant of $164,805. The fair value of stock compensation issued to the officer was determined using the Black-Scholes valuation model assuming a volatility factor of 82%, a risk free interest rate of 4.21% and an expected life of four years. The fair value is amortized into stock-based compensation expense on a straight line bases over the vesting period of 37,500 every six months. For the period ended December 31, 2005 $27,467 was recognized.

10.	RELATED PARTY TRANSACTIONS

During the year ending December 31, 2005, the Company incurred expenses of $30,000 (2004 - $30,000, 2003 - $30,000) for administrative services provided by a company in which a director of the Company has a 25% interest.

At December 31, 2005, $19,044 of accounts payable and accrued liabilities (2004 - $32,333 of accounts receivable and $37,567 of prepaid expenses, 2003 - $391,685 of accounts payable) is due to related companies, which share office space and certain common directors with the Company. At December 31, 2005, $75,000 (2004 - $Nil, 2003 - $Nil) is due to the CFO of the Company for salaries accrued in the current year.

On May 6, 2004, the Company closed the first tranche, (4,700,000 shares at $0.05 and 200,000 units at $0.05 for proceeds of $245,000) of a non-brokered placement of 7,660,000 units at $0.05 per unit for total proceeds of $383,000. The second tranche (2,760,000 units at $0.05 and 4,700,000 warrants for proceeds of $138,000) closed August 31, 2004. Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the subscriber to purchase an additional common share for $0.10 with an expiry date of May 6,

Augusta Resource Corporation	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

10.	RELATED PARTY TRANSACTIONS (continued)

2006. 4,660,000 units were sold to a company wholly owned by the Chairman of the Company, and 2,800,000 units were sold to the CFO of the Company.

All related party transactions are recorded at the exchange value.

11.	FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes and advances and convertible debenture as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

12.	INCOME TAXES

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian Federal and Provincial Income tax rates to the loss before the tax provision due to the following:

	2005	2004	2003
Statutory tax rate	34.87%	35.60%	37.60%

Recovery of income taxes computed at Standard rates	$(1,861,304)	$(305,379)	$(112,459)
Permanent differences	568,269	-	-
Non-deductible expenses	1,138	3,350	375
Tax losses not recognized in the period that the benefit arose	1,291,897	302,029	112,084
	$-	$-	$-

As of December 31, 2005, the Company has non-capital loss carry forwards of approximately $910,444 (2004 - $187,492, 2003 - $190,240) available to reduce future years’ income for tax purposes. The tax loss carry forwards expire between 2006 and 2012 as follows: 2006 - $27,296, 2007 - $20,184, 2008 - $16,781, 2009 - $51,040, 2010 - $33,253, 2011 - $42,580, 2012 -$719,310.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items from financial and income tax reporting purposes. Significant components of the Company’s future tax assets and liabilities as at December 31, 2005 and 2004 are as follows:

Augusta Resource Corporation	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

12.	INCOME TAXES (continued)

Future income tax assets:	2005	2004	2003
Non-capital losses	$910,000	$66,747	$68,677
Tax pools related to mining assets	791,000	1,197,049	991,602
Other	36,000	44,318	19,610
	1,737,000	1,308,114	1,079,889
Valuation allowance for future income tax assets	(1,737,000)	(1,308,114)	(1,079,889)
Net future income tax assets	-	-	-
Future income tax liabilities	(2,200,000)	-	-
Future income tax assets, net	(2,200,000)	$-	$-

Due to the uncertainty surrounding realization of the future income tax assets, the Company has a 100% valuation allowance against its future income tax assets.

13.	COMMITMENTS

The lease for the office space in Vancouver commenced on April 1, 2003 and ends February 27, 2006. The lease for the office space in Denver started on June 1, 2005 and ends on May 31, 2008. The future minimum lease payments are as follows:

Year
2006	$ 62,041
2007	58,724
2008	24,761
Total	$ 145,526

14.	SEGMENTED INFORMATION

The Company operates in one industry. As at December 31, 2005, the Company’s long-lived assets were in Canada, $Nil (2004 - $251,501) and in the United States, $18,206,206 (2004 - $53,348).

Augusta Resource Corporation	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

15.	SUPPLEMENTAL INFORMATION a) Non-cash working capital items, consolidated statement of cash flows:

	Cumulative from
	dormancy (1985) to	December 31,
	December 31, 2005	2005	2004	2003
Net changes in non-cash working
capital items:
Accounts receivable	$(189,334)	$4,509	$(32,594)	$2,824
Prepaid items	(48,334)	(10,767)	(37,567)	-
Accounts payable & accrued liabilities	712,420	(141,914)	(32,318)	203,241
Deferred Rent	15,274	15,274	-	-
Notes payable	47,441	-	-	17,785
	$537,467	$(132,898)	$(102,479)	$223,850

b) Supplemental information, consolidated statement of cash flows:

	December 31,
	2005	2004	2003

SUPPLEMENTAL INFORMATION
Interest paid	$273,389	$10,909	$33,132
Interest received	$40,817	$-	$-
Non-cash transactions
Acquisition of DHI Minerals Ltd.	$4,337,601	$-	$-
Investment in mining properties	$120,000	$-	$-
Repayment of convertible debt security with shares	$1,650,000	$-	$-
Warrants issued as share issue expense	$213,631	$-	$-

16.	SUBSEQUENT EVENTS

On February 10, 2006 the Company announced that it has entered into a letter agreement pursuant to which a syndicate co-led by Salman Partners Inc. and BMO Nesbitt Burns Inc., and including TD Securities Inc. and Wellington West Capital Markets Inc. will act as agents for a private placement.

Augusta Resource Corporation	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

16.	SUBSEQUENT EVENTS (continued)

On March 6, 2006 the Company announced that it had increased the size of the brokered private placement to $40,090,000. The offering will consist of 21,100,000 Special Warrants at a price of $1.90 per Special Warrant. The Agents have the option to increase the size of the offering by 10%, or 2,110,000 Special Warrants, to cover oversubscriptions (the “Oversubscription Option”).

The offering closed on March 17, 2006, and the deadline to obtain receipts for a prospectus qualifying the distribution of the shares and warrants underlying the Special Warrants has been extended to April 30, 2006. Proceeds from the private placement will be used to complete the 2006 budgeted activities and provide for expenditures to be incurred during 2007.

As the Oversubscription Option was exercised, the Company issued a total of 23,210,000 Special Warrants on March 17, 2006 for gross proceeds of approximately $44,099,000 less cash share issuance costs paid of $2,682,180. Each Special Warrant is convertible, without payment of additional consideration, into a unit consisting of one common share and one-half transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire, at any time within two years from the closing of the offering, one common share of the Company at a price of $3.10 during the first year from closing of the offering and $4.10 during the second year from closing of the offering.

The Company filed and obtained a receipt for a short form prospectus which qualifies the distribution of the common shares and warrants underlying the Special Warrants effective April 28, 2006.

In consideration for their services, the agents have received a cash commission equal to 6% of the gross proceeds from the offering and 1,392,600 agent’s warrants exercisable into common shares which is equal to 6% of the number of Special Warrants sold. Each agent’s warrant will entitle the holder to acquire one common share of the Company at a price of $3.10 during the first year from closing of the offering and $4.10 during the second year from closing of the offering.

On March 31, 2006 the Company fully exercised its option to purchase the Rosemont property in Pima County Arizona. The Company has paid the remaining balance of $16.1 million, under its purchase option agreement. Augusta now owns a 100% interest in the Rosemont property subject to a 3% NSR.

On April 11, 2006 the Company granted 816,000 stock options to directors, officers and employees of the Company at an exercise price of $2.07 per share for a period of five years expiring on April 11, 2011.

On May 15, 2006 the Company granted 654,000 stock options to directors, officers, employees and consultants of the Company at an exercise price of Cdn$2.20 per common share for a period of five years expiring on May 15, 2011.

Augusta Resource Corporation	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

16.	SUBSEQUENT EVENTS (continued)

On May 15, 2006 the Company announced that after completing a detailed geological assessment, the Company has elected not to pursue its option to purchase the Lone Mountain project located in Grant County, South Western New Mexico. The amounts capitalized in mining assets totaling $328,039 will be written off in the second quarter.

On June 2, 2006 the Company announced that it had repaid the balance of the convertible debenture with a final payment of $3,000,000 plus interest.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP. Material differences between Canadian GAAP and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

	December 31, 2005
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$20,807,850	$7,847,125	$12,960,725
Mineral property expenditures (a)	(3,035,560)	-	(3,035,560)
Convertible debenture (b)	134,835	497,035	(362,200)

Reported under US GAAP	$17,907,125	$8,344,160	$9,562,965

	December 31, 2004
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$1,365,194	$590,468	$774,726
Mineral property expenditures (a)	(19,785)	-	(19,785)
Reported under US GAAP	$1,345,409	$590,468	$754,941

Augusta Resource Corporation	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

			December 31, 2005
				Deficit	Accumulated
				Accumulated	Other
	Common	Subscriptions	Contributed	During the	Comprehensive
Statements of Shareholders' Equity	Shares	Received	Surplus	Exploration Stage	Loss	Total
Reported under Canadian GAAP	$18,437,248	$-	$6,226,110	$(11,702,633)	$-	$12,960,725
Mineral property expenditures (a)	-	-	-	(3,035,560)	-	(3,035,560)
Convertible debenture (b)	-	-	(1,478,083)	1,115,883	-	(362,200)
Accretion expense on debenture (b)	(299,125)	-	-	299,125	-	-
Reported under US GAAP	$18,138,123	$-	$4,748,027	$(13,323,185)	$-	$9,562,965

			December 31, 2004
				Deficit	Accumulated
				Accumulated	Other
	Common	Subscriptions	Contributed	During the	Comprehensive
Statements of Shareholders' Equity	Shares	Received	Surplus	Exploration Stage	Loss	Total
Reported under Canadian GAAP	$4,611,331	$1,050,000	$104,500	$(4,991,105)	$-	$774,726
Mineral property expenditures (a)	-	-	-	(19,785)	-	(19,785)
Accretion expense on debenture (b)	(299,125)			299,125		-
Reported under US GAAP	$4,312,206	$1,050,000	$104,500	$(4,711,765)	$-	$754,941

		December 31
	Cumulative from
	dormancy (1985) to
Statements of Operations	December 31, 2005	2005	2004	2003
Loss for the period under Canadian GAAP	$(10,123,124)	$(5,337,837)	$(866,057)	$(298,933)
Mineral property expenditures (a)	(3,035,560)	(3,015,775)	154,764	(165,600)
Accretion expense on debenture (b)	299,125	-	-	-
Debt issuance costs (b)	(117,312)	(117,312)	-	-
Interest and finance charges (b)	980,755	980,755	-	-
Loss for the period reported under US GAAP	$(11,996,116)	$(7,490,169)	$(711,293)	$(464,533)

Basic and fully diluted loss per share under US GAAP		$(0.23)	$(0.05)	$(0.06)

Weighted average number of common shares outstanding
under both Canadian GAAP and US GAAP		32,282,246	13,973,134	7,286,203

Loss under US GAAP	$(11,996,116)	$(7,490,169)	$(711,293)	$(464,533)
Other comprehensive income (c)	-	-	-	-
Comprehensive loss	$(11,996,116)	$(7,490,169)	$(711,293)	$(464,533)

Augusta Resource Corporation	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

		December 31
	Cumulative from
	dormancy (1985) to
Statements of Cash Flows	December 31, 2005	2005	2004	2003

Operating activities
Operating activities under Canadian GAAP	$(2,778,590)	(1,667,431)	$(418,132)	$(75,083)
Mineral property expenditures (a)	(3,906,104)	(2,597,707)	(57,591)	(165,600)
Operating activities under US GAAP	$(6,684,694)	$(4,265,138)	$(475,723)	$(240,683)

Investing activities
Investing activities under Canadian GAAP	$(13,898,211)	(11,699,289)	$(94,748)	$(165,600)
Mineral property expenditures (a)	3,906,104	2,597,707	57,591	165,600
Investing activities under US GAAP	$(9,992,107)	$(9,101,582)	$(37,157)	$-

a)	Mineral Property Expenditures

Mineral property expenditures under Canadian GAAP allow exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration expenses that were added to the carrying value of mineral properties as it is anticipated that there is a continuing benefit of such expenditures. Under US GAAP exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves..

Under Canadian GAAP, investment in mining exploration expenditures, net of related payables, during year ended December 31, 2005 of $2,597,707 are classified as investing activities (2004 – $57,591, 2003 - $165,600) on the consolidated statements of cash flows, whereas under US GAAP, these expenditures would have been classified as operating activities.

b)	Convertible debentures

In May 2003, Financial Accounting Standards Board (“FASB”) Statement No. 150 (“SFAS No. 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” was issued. SFAS No. 150 requires that three types of financial instruments be reported as liabilities by their issuers. Those types of instruments include: mandatorily redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, or has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares. SFAS No. 150 is effective for instruments entered into or modified

Augusta Resource Corporation	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	b)	Convertible debentures (continued)

after May 31, 2003. Under Canadian GAAP the convertible debenture issued on June 1, 2005 (Note 7) has been accounted for in accordance with HB 3860 which requires the bifurcation of the convertible debenture between its equity and debt components whereas under US GAAP (as noted above) there would be no requirement to bifurcate the instrument. Therefore, under US GAAP the value attributed to the equity component of $1,478,083 (included in contributed surplus) would be considered debt. To December 31, 2005 this GAAP difference has had the effect under US GAAP of decreasing interest and financing expense by $980,755, increasing debt issue costs by $117,312 and decreasing share issue costs by $252,440. These adjustments reduced the deficit by $1,115,883. Other balance sheet adjustments as at December 31, 2005 include an increase in the convertible debenture of $497,035 and an increase in the deferred debt issuance costs of $134,835.

In addition, during 1999, a convertible debenture issued by the Company was bifurcated with an equity allocation of $299,125. This accounting would have increased both share capital and the loss recorded for the year. Under US GAAP this equity adjustment must be reversed.

	c)	Comprehensive Income

Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130 “Reporting Comprehensive Income”, which was required to be adopted beginning on January 1, 1998. Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income (“OCI”). OCI includes amounts that are recorded as an element of shareholder’s equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations. Canadian standards relating to comprehensive income are not effective until fiscal years beginning on or after October 1, 2006.

Augusta Resource Corporation	33

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

	Telephone:	(604) 687-1717
	Facsimile:	(604) 687-1715

	Website:	www.augustaresource.com
	E-mail:	info@augustaresource.com

DIRECTORS	Donald B. Clark
Gil Clausen
W. Durand Eppler
Chris M.H. Jennings
Michael A. Steeves
Robert P. Wares
Richard W. Warke

OFFICERS	Gil Clausen ~ President and Chief Executive Officer
Richard Warke ~ Chairman
Donald B. Clark ~ Chief Financial Officer
Mike Clarke ~ Vice President Exploration
James Sturgess ~ Vice President Projects and Environment
Purni Parikh ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS	Ernst & Young, LLP
700 – West Georgia Street
Vancouver, BC V7Y 1C7

SOLICITORS	Gowling Lafleur Henderson LLP
1055 Dunsmuir Street
Vancouver, BC V7X 1J1

SHARES LISTED	TSX Venture Exchange
Trading Symbol ~ ARS

Augusta Resource Corporation	34